Exhibit 99.1

Castor Maritime Inc. Reports Net Loss of $5.4 Million for the Three Months Ended September 30, 2023 and Net income of $13.6 Million for the Nine Months Ended September 30, 2023

Limassol, Cyprus, November 8, 2023 – Castor Maritime Inc. (NASDAQ: CTRM) (“Castor” or the “Company”), a diversified global shipping company, today announced its results for the three months and nine months ended September 30, 2023.

Earnings Highlights of the Third Quarter Ended September 30, 2023:

■
Total Vessel Revenues from continuing operations: $21.4 million for the three months ended September 30, 2023, as compared to $39.4 million for the three months ended September 30, 2022, or a 45.7% decrease;

■
Net loss from continuing operations of $5.4 million for the three months ended September 30, 2023, as compared to net income of $18.3 million for the three months ended September 30, 2022, or a 129.5% decrease;

■	Net loss of $5.4 million for the three months ended September 30, 2023, as compared to net income of $37.1 million for the three months ended September 30, 2022, or a 114.6% decrease;

■
Earnings / (Loss) (basic and diluted) per common share from continuing operations: $(0.06) per share for the three months ended September 30, 2023, as compared to $0.19 per share for the three months ended September 30, 2022;

■	EBITDA from continuing operations(1): $2.5 million for the three months ended September 30, 2023, as compared to $24.6 million for the three months ended September 30, 2022;

■	Adjusted EBITDA from continuing operations(1): $10.9 million for the three months ended September 30, 2023, as compared to $24.6 million for the three months ended September 30, 2022;

■	Cash and restricted cash of $95.0 million as of September 30, 2023, as compared to $109.9 million as of December 31, 2022.

(1) EBITDA and Adjusted EBITDA are not recognized measures under United States generally accepted accounting principles (“U.S. GAAP”). Please refer to Appendix B for the definition and reconciliation of these measures to Net income / (Loss), the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Highlights of the Nine Months Ended September 30, 2023:

■
Total Vessel Revenues from continuing operations: $71.2 million for the nine months ended September 30, 2023, as compared to $118.9 million for the nine months ended September 30, 2022, or a 40.1% decrease;

■
Net loss from continuing operations of $3.7 million for the nine months ended September 30, 2023, as compared to net income $58.7 million for the nine months ended September 30, 2022, or a 106.3% decrease;

■	Net income of $13.6 million for the nine months ended September 30, 2023, as compared to $84.9 million for the nine months ended September 30, 2022, or a 84.0% decrease;

■
Earnings / (loss) (basic and diluted) per common share from continuing operations: $(0.04) per share for the nine months ended September 30, 2023, as compared to $0.62 per share for the nine months ended September 30, 2022;

■	EBITDA from continuing operations(1): $20.2 million for the nine months ended September 30, 2023, as compared to $76.8 million for the nine months ended September 30, 2022;

■	Adjusted EBITDA from continuing operations(1): $33.7 million for the nine months ended September 30, 2023, as compared to $76.8 million for the nine months ended September 30, 2022;

■	The spin-off (the “Spin-Off”) of our Aframax/LR2 and Handysize tanker segments to a new Nasdaq listed company, Toro Corp. (“Toro”), was completed on March 7, 2023; and

■	Following the Spin-Off, the results of the tanker business are reported as discontinued operations for all periods presented.

(1) EBITDA and Adjusted EBITDA are not recognized measures under United States generally accepted accounting principles (“U.S. GAAP”). Please refer to Appendix B for the definition and reconciliation of these measures to Net income / (Loss), the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Management Commentary Third Quarter 2023:

Mr. Petros Panagiotidis, Chairman, Chief Executive Officer and Chief Financial Officer of Castor commented:

“In the third quarter of 2023 we continued to observe softness in the dry cargo market compared to the third quarter a year ago, which affected our revenues and cash flows. We have disposed a number of our dry cargo vessels in order to improve the profile of our fleet.

We enjoy a strong balance sheet and we remain committed to our growth trajectory by seeking further opportunities in the shipping space, including opportunities to modernize our fleet.”

Earnings Commentary:

Third Quarter ended September 30, 2023, and 2022 Results

Total vessel revenues from continuing operations for the three months ended September 30, 2023, decreased to $21.4 million from $39.4 million in the same period of 2022. This variation was mainly driven by the decrease in the prevailing charter rates of dry bulk vessels. The decrease was partly offset by the increase in our Available Days (defined below) from 1,769 days in the three months ended September 30, 2022, to 1,859 days in the three months ended September 30, 2023, following the acquisition of two containerships that were delivered to the Company in November 2022, both of which are employed under fixed rate time charter contracts.

The increase in voyage expenses from continuing operations to $1.3 million in the three months ended September 30, 2023, from $0.8 million in the same period of 2022, is mainly associated with the decrease of gain on bunkers by $0.7 million partly offset by decreased brokerage commission expenses corresponding to the decrease in vessel revenues discussed above.

The increase in vessel operating expenses from continuing operations by $0.1 million, to $10.1 million in the three months ended September 30, 2023, from $10.0 million in the same period of 2022, mainly reflects the increase in the Ownership Days of our Fleet to 1,859 days in the three-months ended September 30, 2023, from 1,840 days in the same period in 2022.

Management fees from continuing operations in the three months ended September 30, 2023, amounted to $1.8 million, whereas in the same period of 2022, management fees totaled $1.7 million. This increase in management fees is mainly due to the increase in our Ownership Days for which our managers charge us a daily management fee, stemming from the expansion of our fleet and, in part, due to a management fee adjustment for inflation under our Amended and Restated Master Management Agreement, with effect from July 1, 2023.

The increase in vessels’ depreciation and amortization costs by $1.1 million, to $5.9 million in the three months ended September 30, 2023, from $4.8 million in the same period of 2022, mainly reflect the increase in our Ownership Days following the acquisition of the two containerships.

General and administrative expenses from continuing operations in the three months ended September 30, 2023, amounted to $1.6 million, whereas, in the same period of 2022 general and administrative expenses totaled $2.3 million. This decrease mainly stemmed from higher corporate fees primarily related to the Spin-Off that occurred during the three months period ended September 30, 2022.

Gain on sale of vessel from continuing operations in the three months ended September 30, 2023, amounted to $3.2 million following the sale of M/V Magic Twilight on July 20, 2023.

During the three months ended September 30, 2023, we incurred net interest costs and finance costs from continuing operations amounting to $1.9 million compared to $1.5 million during the same period in 2022. The increase is due to our higher weighted average interest rate as a result of the increase in the variable benchmark rates during the three months ended September 30, 2023, as compared with the same period of 2022, partly offset by an increase in interest we earned from time deposits due to increased interest rates.

Other income / (expenses), net from continuing operations in the three months ended September 30, 2023, amounted to $(7.2) million, which mainly includes the unrealized loss of $8.4 million from revaluing our investments in listed equity securities at period end market rates. We did not hold any investment in equity securities during the three months period ended September 30, 2022. Other expenses in the three months ended September 30, 2023 were partially offset by dividend income on equity securities of $0.8 million and dividend income of $0.4 million from our investment in 1.00% Series A Fixed Rate Cumulative Perpetual Convertible Preferred Shares of Toro (“Series A Preferred Shares”).

Recent Financial Developments Commentary:

At-the-market (“ATM”) Common Shares offering program

On May 23, 2023, we entered into an equity distribution agreement, for an at-the-market offering of our common shares, par value $0.001 per share (the “Common Shares”), with Maxim Group LLC acting as a sales agent, under which we may sell an aggregate offering price of up to $30.0 million (the “ATM Program”). No warrants, derivatives, or other share classes were associated with this transaction. As of September 30, 2023, we had received gross proceeds of $0.9 million under the ATM Program by issuing 2,013,788 Common Shares. There were no sales under the ATM Program during the third quarter 2023. The net proceeds under the ATM Program, after deducting sales commissions and other transaction fees and expenses (advisory and legal fees), amounted to $0.6 million on a year to date basis. As of November 7, 2023, we had 96,623,876 Common Shares issued and outstanding.

New Series D Preferred Shares

On August 7, 2023, we agreed to issue 50,000 Series D Preferred Shares, having a stated value of $1,000 and par value of $0.001 per share, to Toro for aggregate consideration of $50.0 million in cash. Dividends are payable quarterly and the dividend rate of the Series D Preferred Shares is 5.00% per annum, which rate will be multiplied by a factor of 1.3 on the seventh anniversary of the issue date of the Series D Preferred Shares and annually thereafter, subject to a maximum dividend rate of 20% per annum in respect of any quarterly dividend period.  On October 16, 2023, we paid Toro a dividend on the Series D Preferred Shares, amounting to $0.5 million.

The Series D Preferred Shares are convertible, in whole or in part, at Toro’s option to Common Shares from the first anniversary of the issue date of the Series D Preferred Shares at the lower of (i) $0.70 per Common Shares and (ii) the 5 day value weighted average price immediately preceding the conversion. The conversion price of the Series D Preferred Shares is subject to adjustment upon the occurrence of certain events, including the occurrence of splits and combinations (including a reverse stock split) of the Common Shares. The minimum conversion price is $0.30 per Common Share.

This transaction and its terms were approved by the independent members of the board of directors of each of Castor and Toro at the recommendation of their respective special committees comprised of independent and disinterested directors, which negotiated the transaction and its terms.

Warrant Repurchases

On October 6, 2023, we repurchased, in privately negotiated transactions with unaffiliated third-party warrantholders, 8,900,000 warrants issued on April 7, 2021 (the “April 7 Warrants”) and 67,864 warrants issued on July 15, 2020 (the “Private Placement Warrants”) for $0.105 per repurchased warrant, or an aggregate purchase price of $0.9 million. We agreed that if at any time prior to January 31, 2024, we repurchase additional April 7 Warrants at a higher price, we will pay the selling warrantholders the difference between the higher repurchase price and $0.105 with respect to the applicable repurchased warrants. Following the repurchase, (i) 10,330,770 April 7 Warrants with an exercise price of $5.53, (ii) no Private Placement Warrants and (iii) 62,344 Class A warrants issued on June 26, 2020 with an exercise price of $2.53, remain outstanding, each exercisable for one Common Share.

Liquidity/ Financing/Cash flow update

Our consolidated cash position (including our restricted cash) from continuing operations as of September 30, 2023, decreased by $14.9 million to $95.0 million, as compared to our cash position on December 31, 2022, which amounted to $109.9 million. The decrease was mainly the result of: (i) $11.2 million of net operating cash flows received during the nine months ended September 30, 2023, (ii) $72 million of net cash outflow from the net purchase of equity securities (iii) $28.0 million inflow of net proceeds from the sales of M/V Magic Rainbow and M/V Magic Twilight to unaffiliated third-party buyers and from an advance deposit of $3.2 million received relating to the sale of M/V Magic Argo, offset by $0.2 million used for other capital expenditures relating to our fleet, (iv) $49.9 million of net proceeds following the issuance of Series D Preferred Shares, (v) $38.2 million for scheduled principal repayments and early prepayments due to sale of vessels, on our debt, (vi) a $2.7 million cash reimbursement from Toro related to the Spin-Off expenses incurred by us on Toro’s behalf during 2022 and up to the completion of the Spin-Off and (vii) $0.6 million of net proceeds under the ATM Program.

As of September 30, 2023, our total debt from continuing operations, gross of unamortized deferred loan fees, was $102.3 million, of which $19.5 million is repayable within one year, as compared to $140.5 million of gross total debt as of December 31, 2022.

Recent Business Developments Commentary:

Sale of vessels

On July 20, 2023, the M/V Magic Twilight that we agreed to sell on June 2, 2023 was delivered to its new third party owners. The Company recognized during the third quarter of 2023 a net gain on the sale of the M/V Magic Twilight of approximately $3.2 million.

On September 22, 2023, we entered into an agreement with an unaffiliated third party for the sale of the M/V Magic Argo, a 2009-built Kamsarmax, at a price of $15.75 million. The vessel is expected to be delivered to its new owners during the fourth quarter of 2023. The Company expects to recognize during the fourth quarter of 2023 a net gain on the sale of the M/V Magic Argo of approximately $3.0 million, excluding any transaction related costs.

On September 26, 2023, we announced that the previously announced sale of the M/V Magic Moon was terminated following the buyer’s failure to take delivery of the vessel. Accordingly, the vessel remains in our fleet and we will not receive its purchase price of $13.95 million, that would have included a net gain before transaction costs of $5.3 million. We are seeking appropriate compensation pursuant to the terms of the Memorandum of Agreement for this sale.

On October 6, 2023, we entered into an agreement with an unaffiliated third party for the sale of the M/V Magic Sun for a gross sale price of $6.55 million. The vessel is expected to be delivered to her new owners during the fourth quarter of 2023. We expect to recognize during the fourth quarter of 2023 a net gain of approximately $1.0 million, excluding any transaction-related costs.

On October 16, 2023, we entered into an agreement with an unaffiliated third party for the sale of the M/V Magic Phoenix for a gross sale price of $14.0 million. The vessel is expected to be delivered to her new owners during the fourth quarter of 2023. We expect to recognize during the fourth quarter of 2023 a net loss of approximately $2.6 million, excluding any transaction-related costs.

Recent Other Developments Commentary:

Nasdaq Capital Market Minimum Bid Price Notice

On April 20, 2023, the Company received a notification from the Nasdaq that it was not in compliance with the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market and was provided with 180 calendar days to regain compliance with the Nasdaq Capital Market minimum bid price requirement. On October 19, 2023, we announced that we received a notification letter on October 18, 2023 from Nasdaq granting us an additional 180-day extension to April 15, 2024 (the “Second Compliance Period”) to regain compliance with Nasdaq’s $1.00 per share minimum bid price requirement (the “Minimum Bid Price Requirement”) for continued listing of our Common Shares on the Nasdaq Capital Market. We can cure this deficiency if the closing bid price of our Common Shares is $1.00 per share or higher for at least ten consecutive business days during the Second Compliance Period. We intend to regain compliance with the Minimum Bid Price Requirement within the Second Compliance Period and are considering all available options, including a reverse stock split, for which we have received shareholder approval. During the Second Compliance Period, our Common Shares will continue to be listed and trade on the Nasdaq Capital Market and our business operations are not affected by receipt of the notification. If we do not regain compliance within the Second Compliance Period, our Common Shares will be subject to delisting by Nasdaq.

Fleet Employment Status (as of November 7, 2023) During the three months ended September 30, 2023, we operated on average 20.2 vessels earning a Daily TCE Rate(2) of $10,830 as compared to an average of 20.0 vessels earning a Daily TCE Rate(2) of $21,836 during the same period in 2022.

Our current employment profile is presented immediately below.

(2) Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Dry Bulk Carriers
Vessel Name	Type	Capacity (dwt)	Year Built	Country of Construction	Type of Employment	Daily Gross Charter Rate	Estimated Redelivery Date
							Earliest	Latest
Magic Orion	Capesize	180,200	2006	Japan	TC(1) period	101% of BCI5TC (2)	Jan-24	Apr-24
Magic Venus	Kamsarmax	83,416	2010	Japan	TC period	100% of BPI5TC(3)	Apr-24	Jul-24
Magic Thunder	Kamsarmax	83,375	2011	Japan	TC period	$14,350 per day(4)	Dec-23	Mar-24
Magic Argo	Kamsarmax	82,338	2009	Japan	TC period	103% of BPI5TC	Apr-24(11)	Jul-24
Magic Perseus	Kamsarmax	82,158	2013	Japan	TC period	100% of BPI5TC	Dec-23	Mar-24
Magic Starlight	Kamsarmax	81,048	2015	China	TC period	$14,000 per day(5)	Jun-24	-(9)
Magic Nebula	Kamsarmax	80,281	2010	Korea	TC trip	$11,500 per day	Dec-23	Jan-24
Magic Nova	Panamax	78,833	2010	Japan	TC period	101% of BPI4TC(6)	Apr-24	-(9)
Magic Mars	Panamax	76,822	2014	Korea	TC period	$13,900 per day(7)	May-24	-(9)
Magic Phoenix	Panamax	76,636	2008	Japan	TC trip	$11,500 per day	Nov-23(11)	Nov-23
Magic Horizon	Panamax	76,619	2010	Japan	TC period	103% of BPI4TC	Mar-24	-(8)
Magic Moon	Panamax	76,602	2005	Japan	TC trip	$11,000 per day	Dec-23	Jan-24
Magic P	Panamax	76,453	2004	Japan	TC period	96% of BPI4TC	May-24	-(9)
Magic Sun	Panamax	75,311	2001	Korea	TC trip	$13,000 per day	Nov-23(11)	Nov-23
Magic Vela	Panamax	75,003	2011	China	TC period	95% of BPI4TC	May-24	Aug-24
Magic Eclipse	Panamax	74,940	2011	Japan	TC period	100% of BPI4TC	Mar-24	Jun-24
Magic Pluto	Panamax	74,940	2013	Japan	TC period	$14,100 per day (10)	Dec-23	Mar-24
Magic Callisto	Panamax	74,930	2012	Japan	TC period	101% of BPI4TC	Apr-24	Jul-24

Containerships
Vessel Name	Type	Capacity (dwt)	Year Built	Country of Construction	Type of Employment	Daily Gross Charter Rate ($/day)	Estimated Redelivery Date
							Earliest	Latest
Ariana A	Containership	38,117	2005	Germany	TC period	$20,200	Jan-24	Mar-24
Gabriela A	Containership	38,121	2005	Germany	TC period	$26,350	Feb-24	May-24

(1)	TC stands for time charter.
(2)
The benchmark vessel used in the calculation of the average of the Baltic Capesize Index  5TC routes (“BCI5TC”) is a non-scrubber fitted 180,000mt dwt vessel (Capesize) with specific age, speed – consumption, and design characteristics.

(3)
The benchmark vessel used in the calculation of the average of the Baltic Panamax Index  5TC routes (“BPI5TC”) is a non-scrubber fitted 82,000mt dwt vessel (Kamsarmax) with specific age, speed–consumption, and design characteristics.

(4)
The vessel’s daily gross charter rate is equal to 97% of BPI5TC. In accordance with the prevailing charter party, on September 29, 2023, the owners converted the index-linked rate to fixed from October 1, 2023, until November 30, 2023, at a rate of $14,350 per day. Upon completion of this period, the rate will be converted back to index‑linked.

(5)
The vessel’s daily gross charter rate is equal to 98% of BPI5TC. In accordance with the prevailing charter party, on September 29, 2023, the owners converted the index-linked rate to fixed from October 1, 2023, until December 31, 2023, at a rate of $14,000 per day. Upon completion of this period, the rate will be converted back to index‑linked.

(6)
The benchmark vessel used in the calculation of the average of the Baltic Panamax Index 4TC routes (“BPI4TC”) is a non-scrubber fitted 74,000mt dwt vessel (Panamax) with specific age, speed – consumption, and design characteristics.

(7)
The vessel’s daily gross charter rate is equal to 102% of BPI4TC. In accordance with the prevailing charter party, on September 8, 2023, the owners converted the index-linked rate to fixed from October 1, 2023, until December 31, 2023, at a rate of $13,900 per day. Upon completion of this period, the rate will be converted back to index‑linked.

(8)
The earliest redelivery under the prevailing charter party is 8 months after delivery. Thereafter both Owners and Charterers have the option to terminate the charter by providing 3 months written notice to the other party.

(9)
The earliest redelivery under the prevailing charter party is 7 months after delivery. Thereafter both Owners and Charterers have the option to terminate the charter by providing 3 months written notice to the other party.

(10)
The vessel’s daily gross charter rate is equal to 100% of BPI4TC. In accordance with the prevailing charter party, on September 12, 2023, the owners converted the index-linked rate to fixed from October 1, 2023, until December 31, 2023, at a rate of $14,100 per day. Upon completion of this period, the rate will be converted back to index‑linked rate.

(11)
We agreed to sell the M/V Magic Argo, M/V Magic Sun and M/V Magic Phoenix on September 22, 2023, October 6, 2023 and October 16, 2023, respectively. The vessels are still employed under their existing charter parties and are each expected to be delivered to their new owners during the fourth quarter of 2023.

Financial Results Overview of Continuing Operations:

Set forth below are selected financial data of our dry bulk and containerships fleets (continuing operations) for each of the three and nine months ended September 30, 2023, and 2022, respectively:

	Three Months Ended		Nine Months Ended
(Expressed in U.S. dollars)	September 30, 2023 (unaudited)	September 30, 2022 (unaudited)	September 30, 2023 (unaudited)	September 30, 2022 (unaudited)
Total vessel revenues	$21,404,903	$39,390,681	$71,151,984	118,920,093
Operating income	$3,787,522	$19,757,504	$14,565,656	63,246,834
Net (loss) / income, net of taxes	$(5,387,321)	$18,264,541	$(3,710,568)	58,697,035
EBITDA (1)	$2,511,214	$24,647,802	$20,232,425	76,818,822
Adjusted EBITDA(1)	$10,874,129	$24,608,046	$33,702,767	76,779,066
Earnings / (loss) (basic and diluted) per common share	$(0.06)	$0.19	$(0.04)	0.62

(1)        EBITDA and Adjusted EBITDA are not recognized measures under U.S. GAAP. Please refer to Appendix B of this release for the definition and reconciliation of these measures to Net income / (loss), the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Consolidated Fleet Selected Financial and Operational Data:

Set forth below are selected financial and operational data of our dry bulk and containership fleets (continuing operations) for each of the three and nine months ended September 30, 2023, and 2022, respectively, that we believe are useful in analyzing trends in our results of operations.

	Three Months Ended September 30,		Nine Months Ended September 30,
(Expressed in U.S. dollars except for operational data)	2023	2022	2023	2022
Ownership Days (1)(7)	1,859	1,840	5,767	5,456
Available Days (2)(7)	1,859	1,769	5,743	5,351
Operating Days (3)(7)	1,848	1,766	5,717	5,304
Daily TCE Rate (4)	$10,830	$21,836	$11,698	$21,823
Fleet Utilization (5)	99%	100%	100%	99%
Daily vessel operating expenses (6)	$5,455	$5,455	$5,517	$5,673

(1)	Ownership Days are the total number of calendar days in a period during which we owned a vessel.
(2)	Available Days are the Ownership Days in a period less the aggregate number of days our vessels are off-hire due to scheduled repairs, dry-dockings or special or intermediate surveys.
(3)	Operating Days are the Available Days in a period after subtracting unscheduled off-hire and idle days.
(4)
Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

(5)	Fleet Utilization is calculated by dividing the Operating Days during a period by the number of Available Days during that period.
(6)	Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by the Ownership Days for such period.
(7)	Our definitions of Ownership Days, Available Days, Operating Days, Fleet Utilization may not be comparable to those reported by other companies.

APPENDIX A

CASTOR MARITIME INC.

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income

(Expressed in U.S. Dollars—except for number of share data)

(In U.S. dollars except for number of share data)	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
REVENUES
Total vessel revenues	$21,404,903	$39,390,681	$71,151,984	$118,920,093
EXPENSES
Voyage expenses (including commissions to related party)	(1,271,893)	(763,155)	(3,970,433)	(2,147,721)
Vessel operating expenses	(10,141,478)	(10,036,507)	(31,818,005)	(30,950,947)
Management fees - related parties	(1,832,974)	(1,702,000)	(5,448,799)	(4,779,000)
Depreciation and amortization	(5,923,845)	(4,789,093)	(17,225,392)	(13,391,867)
General and administrative expenses (including related party fees)	(1,597,077)	(2,342,422)	(4,402,153)	(4,403,724)
Gain on sale of vessel	3,149,886	—	6,278,454	—
Operating income	$3,787,522	$19,757,504	$14,565,656	$63,246,834
Interest and finance costs, net (including related party interest costs) (1)	(1,940,963)	(1,518,256)	(6,618,695)	(4,477,446)
Other income / (expenses), net	(7,200,153)	101,205	(11,558,623)	180,121
Income taxes	(33,727)	(75,912)	(98,906)	(252,474)
Net (loss) / income and comprehensive income / (loss) from continuing operations, net of taxes	$(5,387,321)	$18,264,541	$(3,710,568)	$58,697,035
Net income and comprehensive income from discontinued operations, net of taxes	$—	18,884,817	$17,339,332	$26,182,107
Net (loss) / income and comprehensive income / (loss)	$(5,387,321)	37,149,358	$13,628,764	$84,879,142
Dividend on Series D Preferred Shares	(381,944)	—	(381,944)	—
Deemed dividend on Series D Preferred Shares	(73,023)	—	(73,023)	—
Net (loss) / income attributable to common shareholders	$(5,842,288)	37,149,358	$13,173,797	84,879,142
(Loss) / earnings per common share, basic and diluted, continuing operations	$(0.06)	$0.19	$(0.04)	$0.62
Earnings per common share, basic and diluted, discontinued operations	$—	$0.20	$0.18	$0.28
(Loss) / earnings per common share, basic and diluted, Total	$(0.06)	$0.39	$0.14	$0.90
Weighted average number of common shares outstanding, basic and diluted	96,619,641	94,610,088	95,403,071	94,610,088

(1)	Includes interest and finance costs and interest income, if any.

CASTOR MARITIME INC.
Unaudited Condensed Consolidated Balance Sheets
(Expressed in U.S. Dollars—except for number of share data)

	September 30, 2023	December 31, 2022
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$85,810,135	$100,593,557
Restricted cash	1,384,566	1,684,269
Due from related parties	5,348,216	2,437,354
Assets held for sale	12,785,218	—
Other current assets	65,917,828	6,762,778
Current assets of discontinued operations	—	54,763,308
Total current assets	171,245,963	166,241,266

NON-CURRENT ASSETS:
Vessels, net	293,380,517	343,408,466
Restricted cash	7,805,000	7,550,000
Due from related parties	5,934,351	3,514,098
Investment in related party	117,529,357	—
Other non-currents assets	6,072,363	9,491,322
Non-Current assets of discontinued operations	—	102,715,796
Total non-current assets	430,721,588	466,679,682
Total assets	601,967,551	632,920,948

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net	18,982,140	29,170,815
Due to related parties, current	381,944	—
Other current liabilities	13,011,129	15,671,903
Current liabilities of discontinued operations	—	6,519,051
Total current liabilities	32,375,213	51,361,769
NON-CURRENT LIABILITIES:
Long-term debt, net	82,276,763	109,600,947
Non-Current liabilities of discontinued operations	—	10,463,172
Total non-current liabilities	82,276,763	120,064,119
Total liabilities	114,651,976	171,425,888

MEZZANINE EQUITY
5.00% Series D fixed rate cumulative perpetual convertible preferred shares: 0 and 50,000 shares issued and outstanding as of December 31, 2022, and September 30, 2023, respectively, aggregate liquidation preference of $0 and $50,000,000 as of December 31, 2022 and September 30, 2023, respectively	49,426,216	—
Total mezzanine equity	49,426,216	—

SHAREHOLDERS’ EQUITY
Common shares, $0.001 par value; 1,950,000,000 shares authorized; 94,610,088 and 96,623,876 issued and outstanding as of December 31, 2022, and September 30, 2023, respectively	96,624	94,610
Series B Preferred Shares- 12,000 shares issued and outstanding as of September 30, 2023, and December 31, 2022	12	12
Additional paid-in capital	266,876,641	303,658,153
Retained Earnings	170,916,082	157,742,285
Total shareholders’ equity	437,889,359	461,495,060
Total liabilities, mezzanine equity and shareholders’ equity	$601,967,551	$632,920,948

CASTOR MARITIME INC.
Unaudited Interim Condensed Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)	Nine months Ended September 30,
	2023	2022
Cash Flows provided by Operating Activities of continuing operations:
Net income	$13,628,764	$84,879,142
Less: Net income from discontinued operations, net of taxes	17,339,332	26,182,107
Net (loss) / income from continuing operations, net of taxes	(3,710,568)	58,697,035
Adjustments to reconcile net (loss) / income from continuing operations to net cash provided by Operating Activities:
Depreciation and amortization	17,225,392	13,391,867
Amortization of deferred finance charges	672,441	551,652
Amortization of fair value of acquired time charters	1,835,735	—
Gain on sale of vessel	(6,278,454)	—
Realized gain on sale of equity securities	(2,636)	—
Unrealized losses / (gains) on equity securities	13,470,342	(39,756)
Changes in operating assets and liabilities:
Accounts receivable trade, net	234,631	2,889,646
Inventories	447,541	(2,315,432)
Due from/to related parties	(5,638,336)	(9,699,137)
Prepaid expenses and other assets	(958,289)	407,082
Other deferred charges	(42,490)	148,572
Accounts payable	(1,987,440)	1,200,507
Accrued liabilities	(1,603,572)	974,565
Deferred revenue	(712,255)	(1,325,603)
Dry-dock costs paid	(1,781,351)	(1,528,701)
Net Cash provided by Operating Activities from continuing operations	11,170,691	63,352,297

Cash flow used in Investing Activities of continuing operations:
Vessel acquisitions and other vessel improvements	(204,763)	(22,895,661)
Purchase of equity securities	(72,211,450)	(60,750)
Proceeds from sale of equity securities	258,999	—
Advance received for sale of vessel	3,150,000	—
Net proceeds from sale of vessel	28,031,102	—
Net cash used in Investing Activities from continuing operations	(40,976,112)	(22,956,411)

Cash flows provided by Financing Activities of continuing operations:
Gross proceeds from Issuance of common shares	881,827	—
Common shares issuance expenses	(241,893)	(65,797)
Proceeds from Series D Preferred Shares, net of costs	49,853,193	—
Proceeds from long-term debt	—	55,000,000
Repayment of long-term debt	(38,185,300)	(17,298,499)
Payment of deferred financing costs	(25,178)	(704,559)
Proceeds received from Toro related to Spin-Off	2,694,647	—
Net cash provided by Financing Activities from continuing operations	14,977,296	36,931,145

Cash flows of discontinued operations:
Net cash provided by Operating Activities from discontinued operations	20,409,041	13,917,491
Net cash (used in) / provided by Investing Activities from discontinued operations	(153,861)	11,857,255
Net cash used in Financing Activities from discontinued operations	(62,734,774)	(2,375,000)
Net cash (used in) / provided by discontinued operations	(42,479,594)	23,399,746

Net (decrease)/increase in cash, cash equivalents, and restricted cash	(57,307,719)	100,726,777
Cash, cash equivalents and restricted cash at the beginning of the period	152,307,420	43,386,468
Cash, cash equivalents and restricted cash at the end of the period	$94,999,701	$144,113,245

APPENDIX B

Non-GAAP Financial Information

Daily Time Charter (“TCE”) Rate. The Daily Time Charter Equivalent Rate (“Daily TCE Rate”) is a measure of the average daily revenue performance of a vessel. The Daily TCE Rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure) and should not be considered as an alternative to any measure of financial performance presented in accordance with U.S. GAAP. We calculate Daily TCE Rate by dividing total revenues (time charter and/or voyage charter revenues, and/or pool revenues, net of charterers’ commissions), less voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time or other charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. Under voyage charters, the majority of voyage expenses are generally borne by us whereas for vessels in a pool, such expenses are borne by the pool operator. The Daily TCE Rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and, management believes that the Daily TCE Rate provides meaningful information to our investors since it compares daily net earnings generated by our vessels irrespective of the mix of charter types (i.e., time charter, voyage charter, or other) under which our vessels are employed between the periods while it further assists our management in making decisions regarding the deployment and use of our vessels and in evaluating our financial performance. Our calculation of the Daily TCE Rates may be different from and may not be comparable to that reported by other companies.

The following table reconciles the calculation of the Daily TCE Rate for our dry bulk and containership fleet (continuing operations) to Total vessel revenues (from continuing operations) for the periods presented (amounts in U.S. dollars, except for Available Days):

	Three Months Ended September 30,		Nine Months Ended September 30,
(In U.S. dollars, except for Available Days)	2023	2022	2023	2022
Total vessel revenues	$21,404,903	$39,390,681	$71,151,984	$118,920,093
Voyage expenses - including commissions to related party	(1,271,893)	(763,155)	(3,970,433)	(2,147,721)
TCE revenues	$20,133,010	$38,627,526	$67,181,551	$116,772,372
Available Days	1,859	1,769	5,743	5,351
Daily TCE Rate	$10,830	$21,836	$11,698	$21,823

EBITDA. EBITDA and Adjusted EBITDA are not measures of financial performance under U.S. GAAP, do not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. We define EBITDA as earnings before interest and finance costs (if any), net of interest income, taxes (when incurred), depreciation and amortization of deferred dry-docking costs. Adjusted EBITDA represents EBITDA adjusted to exclude unrealized gain/loss on equity securities, which the Company believes are not indicative of the ongoing performance of its core operations. EBITDA and Adjusted EBITDA are used as supplemental financial measure by management and external users of financial statements to assess our operating performance. We believe that EBITDA and Adjusted EBITDA assists our management by providing useful information that increases the comparability of our operating performance from period to period and against the operating performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes for EBITDA, and further excluding unrealized gains/ loss on securities for Adjusted EBITDA, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA and Adjusted EBITDA as measures of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength. Our basis of computing EBITDA and Adjusted EBITDA as presented below may be different from and may not be comparable to similarly titled measures of other companies.

The following table reconciles EBITDA and Adjusted EBITDA to Net income / (loss) from continuing operations, the most directly comparable U.S. GAAP financial measure, for the periods presented:

	Three Months Ended September 30,		Nine Months Ended September 30,
(In U.S. dollars)	2023	2022	2023	2022
Net Income / (loss) from continuing operations, net of taxes	$(5,387,321)	$18,264,541	$(3,710,568)	$58,697,035
Depreciation and amortization	5,923,845	4,789,093	17,225,392	13,391,867
Interest and finance costs, net (including related party interest costs) (1)	1,940,963	1,518,256	6,618,695	4,477,446
US source income taxes	33,727	75,912	98,906	252,474
EBITDA	$2,511,214	$24,647,802	$20,232,425	$76,818,822
Unrealized loss/ (gain) on equity securities	8,362,915	(39,756)	13,470,342	(39,756)
Adjusted EBITDA	$10,874,129	$24,608,046	$33,702,767	$76,779,066

(1)	Includes interest and finance costs and interest income, if any.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. We are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of current or historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these forward-looking statements, including these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward‐looking statements include the effects of the spin-off of our tanker business, our business strategy, shipping markets conditions and trends, the rapid growth of our fleet, increased transactions costs and other adverse effects (such as lost profit) due to any failure to consummate any sale of our vessels, our relationships with our current and future service providers and customers, our ability to borrow under existing or future debt agreements or to refinance our debt on favorable terms and our ability to comply with the covenants contained therein, our continued ability to enter into time or voyage charters with existing and new customers and to re-charter our vessels upon the expiry of the existing charters, changes in our operating and capitalized expenses, our ability to fund future capital expenditures and investments in the acquisition and refurbishment of our vessels, instances of off-hire, future sales of our securities in the public market and our ability to maintain compliance with applicable listing standards, volatility in our share price, potential conflicts of interest involving members of our board of directors, senior management and certain of our service providers that are related parties, general domestic and international political conditions or events (including armed conflicts such as the war in Ukraine and the Israel-Hamas conflict, “trade wars”, global public health threats and major outbreaks of disease), changes in seaborne and other transportation, changes in governmental rules and regulations or actions taken by regulatory authorities, and the impact of adverse weather and natural disasters. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication, except to the extent required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all or any of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these foregoing and other risks and uncertainties. These factors and the other risk factors described in this press release are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

CONTACT DETAILS
For further information please contact:

Petros Panagiotidis
Chief Executive Officer & Chief Financial Officer
Castor Maritime Inc.
Email: ir@castormaritime.com

Media Contact:
Kevin Karlis
Capital Link
Email: castormaritime@capitallink.com